Exhibit 99.1
                        Commtouch Reports Q2 2002 Results

MOUNTAIN VIEW, Calif.--(BUSINESS WIRE)--August 13, 2002--Commtouch (Nasdaq: CTCH
- NEWS), a vendor of highly scalable messaging solutions to service providers, today announced results for the second quarter of 2002. Of particular note was the fact that the cash as at June 30, 2002 was approximately $1.7 million. Gideon Mantel, CEO of the Company noted that "This is proof that our strategy of effecting determined cost cutting measures, downsizing and refocusing of the business goals has been successful."

Revenues for the quarter were $1.0 million compared to $1.3 million in the prior quarter and $3.8 million in the comparable quarter last year. Total loss for the quarter was $0.7 million compared to $0.9 million in the prior quarter and $ 8.5 million in the comparable quarter last year. Revenues for the six months ended June 30, 2002 were $2.3 million compared to $7.5 million in the comparable period last year. Total loss for the six months ended June 30, 2002 was $1.6 million compared to $25.7 million in the comparable period last year.

Mr. Mantel added, "While we continue to make efforts to penetrate the market with the recently completed new version of our highly scalable messaging software platform ("CMP"), we realize that service providers are being extremely selective in their choices of which capital investments to move forward with in this difficult economic climate. We continue to believe that CMP is a superior product that will offer service providers cost savings over the long haul, and are hopeful that market conditions will improve to a point where business in the pipeline has a greater potential for closure.

More importantly, though, CMP was built with unique security and anti-spam capabilities that we have been looking more recently to exploit, especially in light of the worldwide attention that has been directed to the problem and cost of spam and virus control. Initial reactions to Commtouch's proprietary solution have been positive, and we believe that CMP, either as a messaging platform or as an anti-spam/anti-virus solution, or as a combined solution, has significant potential."

In the near future, the Company expects to announce its roadmap, product and business strategy.

About Commtouch

Commtouch Software Ltd. is a developer and provider of comprehensive and highly scalable messaging solutions through its Commtouch Messaging Platform (CMP) for service providers such as ISPs, ASPs, Data Centers, Telcos and Wireless
Operators. The Company is also a developer of a unique, highly advanced anti-spam and anti-virus solution. The Company's core competencies come from its vast experience in hosted messaging as a global ASP and its established reputation as a leading vendor for email software applications. Commtouch is headquartered in Netanya, Israel and its subsidiary company, Commtouch Inc., operates out of Mountain View, CA. The Company was founded in 1991 and has been a publicly traded company since 1999 (Nasdaq: CTCH - news). To learn how Commtouch solutions are designed to meet service providers' messaging and collaboration needs, visit our web site at HTTP://WWW.COMMTOUCH.COM.

Commtouch(R) is a registered trademark of Commtouch Software Ltd. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

--------------------------------------------------------------------------------
Contact:
           Commtouch
     Devyani Patel, V.P. Finance 650/864-2291
     Devyani.Patel@commtouch.com

                                     ######

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                                                    June 30,      December 31,
                                                                                      2002            2001
                                                                                     ------          ------
Assets
Current Assets:
 Cash and cash equivalents ......................................................    $1,738          $2,248
 Trade receivables, net .........................................................       257             864
 Prepaid expenses and other accounts receivable .................................       209             700
                                                                                     ------          ------
 Total current assets ...........................................................     2,204           3,812
                                                                                     ------          ------
Long-term lease deposits ........................................................       108             261
Equity investment ...............................................................        77            --
Severance pay fund ..............................................................       260             320
Property and equipment, net .....................................................     3,087           5,152
                                                                                     ------          ------
                                                                                     $5,736          $9,545
                                                                                     ------          ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Bank credit line and current maturities of bank loans and capital leases .......    $ --            $  799
 Accounts payable ...............................................................       493           1,374
 Employees and payroll accruals .................................................       236             633
 Deferred revenues ..............................................................       106             839
 Accrued expenses and other liabilities .........................................       273             774
                                                                                     ------          ------
 Total current liabilities ......................................................     1,108           4,419
                                                                                     ------          ------

 Long-term maturities of bank loans and capital leases ..........................      --               260
 Other liabilities ..............................................................       255             255
 Accrued severance pay ..........................................................       282             425
                                                                                     ------          ------
                                                                                        537             940
                                                                                     ------          ------

 Minority interest ..............................................................      --               127
                                                                                     ------          ------
 Shareholders' equity ...........................................................     4,091           4,059
                                                                                     ------          ------
                                                                                     $5,736          $9,545
                                                                                     ======          ======


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)

                                                                 Three         Three          Six           Six
                                                                 Months        Months        Months        Months
                                                               Ended June    Ended June    Ended June    Ended June
                                                                  2002          2001*         2002          2001*
                                                                --------      --------      --------      --------
Revenues:
 Email services ...........................................     $  1,005      $  3,838      $  2,276      $  7,496
Cost of revenues:
 Email services ...........................................          406         3,573         1,339         8,229
                                                                --------      --------      --------      --------
Gross profit/(loss) .......................................          599           265           937          (733)
                                                                --------      --------      --------      --------
Operating expenses:
 Research and development, net ............................          530         2,166         1,103         4,753
 Sales and marketing ......................................          244         2,683           765         9,028
 General and administrative ...............................          421         2,639         1,187         8,143
 Amortization of stock-based employee deferred compensation          138           481           276           962
 Amortization of goodwill and other purchased intangibles .         --             891          --           1,800
                                                                --------      --------      --------      --------
 Total operating expenses .................................        1,333         8,860         3,331        24,686
                                                                --------      --------      --------      --------
Operating loss ............................................         (734)       (8,595)       (2,394)      (25,419)
 Interest and other income, net ...........................          (20)          492            24           835
 Share of equity interest .................................           18          --              18          --
 Minority interest ........................................           11            21            74            43
                                                                --------      --------      --------      --------
 Loss from continuing operations ..........................         (725)       (8,082)       (2,278)      (24,541)
                                                                --------      --------      --------      --------
 Gain on disposal of Wingra ...............................         --            --           1,014          --
 Discontinued operations - Wingra .........................         --            (444)         (335)       (1,116)
                                                                --------      --------      --------      --------
Gain/(Loss) from sale of discontinued operations ..........         --            (444)          679        (1,116)
                                                                --------      --------      --------      --------
Net loss ..................................................     $   (725)     $ (8,526)     $ (1,599)     $(25,657)
                                                                ========      ========      ========      ========

Basic and diluted net loss per share
  Loss from continuing operations .........................     $  (0.03)     $  (0.47)     $  (0.12)     $  (1.45)
  Gain/(Loss) from sale of discontinued operations ........         --           (0.03)         0.04         (0.06)
                                                                --------      --------      --------      --------
  Net loss ................................................     $  (0.03)     $  (0.50)     $  (0.08)     $  (1.51)
                                                                ========      ========      ========      ========

Weighted average number of shares used in computing
 basic and diluted net loss per share .....................       21,414        17,040        19,455        16,940
                                                                ========      ========      ========      ========

* - reclassified to conform with the current quarters classification due to divestiture of Wingra.